(An Exploration Stage Company)

Condensed Interim Consolidated Financial Statements

September 30, 2018

(Unaudited – in U.S. Dollars)

Notice to Reader:

These condensed interim consolidated financial statements have not been reviewed by the Company’s independent auditor. These statements have been prepared by and are the responsibility of the Company’s management. This notice is being provided in accordance with National Instrument 51-102 – Continuous Disclosure Obligations.

Quaterra Resources Inc.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited-in thousands of U.S. Dollars)

	Note	September 30, 2018	December 31, 2017	January 1, 2017
			(Restated - Note 2(c))	(Restated - Note 2(c))
Assets
Current assets:
Cash		$51	$1,575	$6,665
Other receivable		3	3	3
Marketable securities	3	375	286	132
Prepaid		28	28	47
		457	1,892	6,847
Non-current assets:
Mineral properties	4	32,904	31,295	27,597
Reclamation bonds		60	60	70
		32,964	31,355	27,667
Total Assets		$33,421	$33,247	$34,514

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$150	$130	$111
Related party loan	9(c)	229	-	-
Loan payable	5	297	571	540
Convertible notes		-	-	540
		676	701	1,191
Non-current liability
Convertible debentures	6	660	-	-
Derivative liabilities	7	609	587	938
		1,269	587	938
Total Liabilities		1,945	1,288	2,129
Shareholders' Equity
Share capital		100,729	100,729	100,051
Share-based payment reserve		18,820	18,729	18,560
Deficit	2(C)	(88,073)	(87,499)	(86,226)
		31,476	31,959	32,385
Total Liabilities and Shareholders' Equity		$33,421	$33,247	$34,514

See the accompanying notes to the condensed interim consolidated financial statements.

Nature of Operations and Going Concern – Note 1
Subsequent event – Note 12

Approved on behalf of the Board of Directors on November 8, 2018:

/s/ “Thomas Patton”	/s/“Terrence Eyton”
Director	Director

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Quaterra Resources Inc.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Unaudited- In thousands of U.S. Dollars, except for shares and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2018	2017	2018	2017
			(Restated-		(Restated- Note
			Note 2(c))		2(c))
General administrative expenses
Administrative and general		$90	$68	$228	$176
Investor relations		3	23	74	98
Personnel costs		117	127	353	355
Professional fees		(11)	12	57	64
Share-based payments		91	-	91	169
Transfer agent and regulatory fees		7	20	34	64
Travel and promotion		2	20	39	76
		(299)	(270)	(876)	(1,002)

Fair value gain on derivative liability		74	108	321	390
Foreign exchange (loss) gain		(14)	20	(12)	27
Loss on settlement of convertible notes		-	-	-	(222)
Interest and other	5, 6	(54)	(14)	(96)	(27)
Gain on marketable securities		36	257	89	280
		42	371	302	448
Loss and comprehensive loss for the period		(257)	101	(574)	(554)
Loss per share - basic and diluted		$(0.00)	$(0.00)	$(0.00)	$(0.00)
Weighted average number of common shares outstanding		200,969,314	200,969,314	200,969,314	198,959,158

See the accompanying notes to the condensed interim consolidated financial statements.

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Quaterra Resources Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited- In thousands of U.S. Dollars)

	Nine months ended September 30,
	2018	2017
		(Restated - Note 2(c))
Operating activities
Net loss for the period	$(574)	$(554)
Items not involving cash:
Fair value gain on derivative liability	(321)	(390)
Foreign exchange gain	12	(27)
Interest expense	67	24
Loss on settlement of convertible notes	-	222
Unrealized gain on marketable securities	(89)	(280)
Share-based payments	91	169
	(814)	(836)
Changes in non-cash working capital
Other receivable	-	1
Prepaid and other	-	19
Accounts payable and accrued liabilities	(3)	(14)
Cash used in operating activities	(817)	(830)

Financing activities
Loan payable	(295)	-
Related party loan	207	-
Convertible debenture proceeds, net of issuance costs	961	-
Cash provided by financing activities	873	-

Investing activities
Expenditures on mineral properties	(1,599)	(5,589)
Proceeds from option agreement	-	2,393
Reclamation bonds	-	11
Cash used by in investing activities	(1,599)	(3,185)
Effect of foreign exchange on cash	19	(46)
Decrease in cash	(1,524)	(4,061)
Cash, beginning of period	1,575	6,665
Cash, end of period	$51	$2,604
Supplemental cash flow information
Exploration expenditures included in accounts payable	$73	$452
Interest paid in cash	$-	$53
Shares issued for interest	$-	$80

See the accompanying notes to the condensed interim consolidated financial statements.

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Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - In thousands of U.S. Dollars, except for shares)

	Common Shares		Share-based
	Number of Shares	Amounts	payment reserve	Deficit	Total
Balance, December 31, 2016	193,479,416	$100,051	$18,560	$(86,226)	$32,385
Shares issued to settle convertible notes	7,489,898	678	-	-	678
Share-based payments	-	-	169	-	169
Net loss for the period	-	-	-	(554)	(554)
Balance, September 30, 2017	200,969,314	$100,729	$18,729	$(86,780)	$32,678

Balance, December 31, 2017	200,969,314	$100,729	$18,729	$(87,499)	$31,959
Share-based payments	-	-	91	-	91
Net loss for the period	-	-	-	(574)	(574)
Balance, September 30, 2018	200,969,314	$100,729	$18,820	$(88,073)	$31,476

See the accompanying notes to the condensed interim consolidated financial statements.

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2018
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Quaterra Resources Inc. and its wholly owned subsidiaries, together “Quaterra” or the “Company”, is a copper exploration company with mineral properties in Nevada and Alaska, United States. The Company maintains its head office at 1199 West Hastings Street, Suite 1100, Vancouver, British Columbia, Canada

These condensed interim consolidated financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at September 30, 2018, the Company had working capital deficiency of $0.22 million. The Company has no source of revenue or cash flow and has significant cash requirements to meet its administrative overhead needs, settle its liabilities in the normal course and meet its mineral property options payments. The Company has renegotiated the terms of certain mineral property option agreements to reduce or defer the required payments. On September 20, 2018, the Company closed a non-brokered financing of net $916,107 by way of issuance a 10% convertible debenture (Note 6). While the Company has been successful in raising funds in the past, there can be no assurance it will be able to do so in the future. These conditions cast substantial doubt on the Company’s ability to continue as a going concern.

These condensed interim consolidated financial statements do not reflect the adjustments to the carrying value of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate. Such adjustments could be material.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICY CHANGE

a.	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards, (“IFRS”) as issued by the International Accounting Standards Board. The Company’s significant accounting policies and critical accounting estimates applied in these financial statements are the same as those applied in the Company’s annual consolidated financial statements, except for the adoption of IFRS 9, Financial Instruments (“IFRS 9”) effective January 1, 2018, and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017.

b.	Accounting estimates and judgments

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies, reported amounts and disclosures. Actual results could differ from those estimates. Differences may be material.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment. Both internal and external information are considered to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required.

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2018
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

c.	Accounting policy change – adoption impact

The Company adopted the provisions of IFRS 9 effective January 1, 2018 on a full retrospective basis.

The Company has elected to measure its equity instruments at fair value through profit and loss (“FVTPL”) instead of through other comprehensive income (loss) (“OCI”). As a result, amounts previously included in OCI has been reclassified to deficit as of January 1, 2017, and any subsequent changes in OCI during fiscal 2017 have been reversed and reflected as a component of net income (loss) for the period.

On adoption of IFRS 9 there were no other changes to the measurement of the Company’s financial assets or financial liabilities. The Company has designated its financial assets and financial liabilities as follows:

•	“Cash” is classified as financial assets at amortized cost;
•	“Marketable securities” and “Derivative lability” are classified as FVTPL;
•	“Accounts payable and accrued liabilities”, “Related party loan”, and “Loan payable” are classified as financial liabilities at amortized cost.

The Company’s accounts payable and loans payable approximate fair value due to their short term nature. The marketable securities are a Level 1 fair value measurement, the derivative warrants are a Level 2 fair value measurement.

The convertible debenture is classified as a liability, less the portion relating to the conversion feature which is classified as a derivative liability. The debt liability was initially recorded at fair value and subsequently at amortized cost using the effective interest rate method and is accreted to the face value over the term of the convertible debenture.

3.	MARKETABLE SECURITIES

The Company holds 1,942,795 common shares of Grande Portage Resources Ltd. with a market value of $375,202 (December 31, 2017 - $286,502).

During the nine months ended September 30, 2018, an $88,700 gain was recognized in the profit and loss, following the adoption of IFRS 9 (see Note 2(c)).

4.	MINERAL PROPERTIES

The Company defers acquisition, exploration and evaluation costs related to the properties on which it is conducting exploration.

As of September 30, 2018, total mineral property maintenance and exploration costs are listed in the table below:

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2018
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

(In thousands of U.S. Dollars)	MacArthur	Yerington	Bear	Wassuk	Groundhog	Total
Balance, December 31, 2017	$17,888	$10,572	$320	$1,004	$1,511	$31,295
Property maintenance	150	35	592	101	-	878
Geological & mapping	66	45	-	-	10	121
Geophysical & survey	6	3	-	-	12	21
Environmental	-	128	-	-	6	134
Salary	152	132	-	-	15	299
Other	1	11	-	-	25	37
Technical consultant	107	12	-	-	-	119
	482	366	592	101	68	1,609
Balance, September 30, 2018	$18,370	$10,938	$912	$1,105	$1,579	$32,904

a)	Copper properties in Nevada

The Company has a 100% interest in the MacArthur and Yerington properties, and has an option to earn a 100% interest in the Bear Deposit and Wassuk properties. These properties are held by the Company’s wholly owned subsidiary Singatese Peak Services, LLC.

On September 17, 2018, the Company announced a purchase and sale agreement with Desert Pearl Farms LLC (“Desert Pearl”), an agriculture company based in Yerington, to sell certain primary ground water rights associated with its copper property in Yerington, Nevada for approximately $6.26 million.

Desert Pearl would deposit an initial $625,920 into escrow, half of which can be used by the Company for corporate use once certain conditions are met. The remaining escrow funds will be released and the balance of funds owing will be paid when the transaction closes.

MacArthur and Yerington

The MacArthur property is subject to a 2% net smelter return royalty (“NSR”), which may be reduced to a 1% NSR royalty for a consideration of $1.0 million.

The Yerington property has a 2% NSR royalty capped at $7.5 million on commencement of commercial production.

Bear Deposit

Bear Deposit consists of five option agreements covering private land in Yerington, Nevada. Under the terms of these option agreements, as amended, the Company is required to make approximately $5.0 million in cash payments over 11 years ($4.3 million paid) in order to maintain the exclusive right to purchase the land, mineral rights and certain water rights and to conduct mineral exploration on these properties.

Outstanding payments due under the five option agreements by year are as follows:

•	$688,000 due in 2018 ($588,000 paid);
•	$238,000 due in 2019;
•	$188,000 due in 2020;
•	$63,000 each due in 2021 and 2022 respectively, and
•	$51,000 due in 2023.

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2018
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

Wassuk

The Company has an option to earn an interest in certain unpatented mining claims in Yerington, amended, over ten years and is required to make $1.51 million in cash payments ($0.9 million paid) with balances due on each anniversary from 2019 through 2020 in an amount of $55,000, $60,000 and $500,000, respectively.

The property is subject to a 3% NSR royalty upon commencing commercial production, which can be reduced to a 2% NSR royalty in consideration for $1.5 million.

b)	Groundhog property in Alaska

On April 25, 2017, the Company signed a lease agreement with Chuchuna Minerals Company to earn a 90% interest in the Groundhog property located in Alaska. The Company is required to spend a minimum of $1.0 million in the first year and minimum $0.5 million in each of the following four years; any excess expenditures in any year are permitted to be carried forward. The Company spent $1.5 million in 2017 of which $0.5 million is carried forward to 2018 to meet the required minimum expenditures in 2018.

5.	LOAN PAYABLE

Pursuant to an option agreement entered with Freeport-McMoRan Nevada LLC (“Freeport Nevada”) on June 13, 2014, the Company borrowed a $500,000 secured note from Freeport Nevada on May 8, 2015 in order to facilitate a real property interest acquisition within the Bear Deposit area. Following the termination of the option agreement on September 11, 2017, the secured note became due February 28, 2018, 180 days after the termination.

During the nine months ended September 30, 2018, the Company extended the repayment and paid $28,816 extension fee to Freeport Nevada. On September 6, 2018, the Company paid 50% of the outstanding amount including interest accrued, amended the interest rate from 5% to 10% per annum, compound daily, and restated the remaining balance of $295,467 as new principal repayable by March 6, 2019.

6.	CONVERTIBLE DEBENTURES

On August 28 and September 20, 2018, the Company completed a non-brokered financing in tranches by way of secured convertible debentures for a net proceed of $961,107. The convertible debentures bear simple interest at a rate of 10% per annum, payable in arrears, until February 28 and March 20, 2020. Interest may be paid in cash or shares at the option of the debenture holders, subject to regulatory approvals in the case of share payments.

The outstanding principal amount is convertible into units of the Company at a price of $0.05 or CAD 0.065 per unit in the first 12 months, and thereafter at a price of $0.075 or CAD 0.10 until the maturity date. Each unit consists of a common share and a warrant; each warrant will entitle the holder to acquire an additional common share at a price of $0.05 or CAD 0.065 for a period of four years.

In the event that the Company’s shares trade at no less than $0.25 or $0.375 for a period of 10 consecutive trading days, the Company will have the right to convert the debentures or may elect to accelerate the expiry date of the warrants to 21 days thereafter, respectively.

The Company evaluated the convertible debentures and determined the conversion option is an embedded derivative liability based on the fact the conversion into units could result a variable number of shares to be issued. As such, the net proceeds were allocated as $618,572 to the debt component and $342,535 to the derivative liability component of the convertible debentures.

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2018
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

At inception, the fair value of derivative liability is calculated using the Black-Scholes model with the following assumptions: volatility of 99%, expected term of 1.5 year, discount rate of 1.46% and dividend yield of 0%.

7.	DERIVATIVE LIABILITIES

In connection with the issuance of the above convertible debentures and 19,000,000 warrants in an asset purchase agreement with Freeport-McMoRan Mineral Properties Inc. on October 3, 2014, the conversion option and the warrants are classified as derivative liabilities, carried at fair value and revalued at each reporting date.

As of September 30, 2018, the derivative liabilities were revalued using the weighted average assumptions: volatility of 108%, expected term of 1.3 year, discount rate of 1.53% and dividend yield of 0%:

(In thousands of U.S. Dollars)	Fair value
At January 1, 2017	$938
Change in fair value estimates	(351)
At December 31, 2017	587
Issuance of convertible debentures	343
Change in fair value estimates	(321)
At September 30, 2018	$609

8.	WARRANTS AND STOCK OPTIONS

a)	Share purchase warrants

During the nine months ended September 30, 2018, a total of 35.5 million warrants expired unexercised.

Expiry date	Exercise price	Septemeber 30, 2018	December 31, 2017
January 2, 2018 CAD	0.16	-	5,721,000
September 13, 2018 $	0.15	-	29,810,000
October 3, 2019 $	0.16	19,000,000	19,000,000
		19,000,000	54,531,000

b)	Stock options

The Company has a stock option plan under which the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2018
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

The table below presents changes in stock options as of September 30, 2018:

	Number of	Weighted Average
	Options	Exercise Price (CAD$)
Outstanding, beginning of period	16,050,000	0.16
Granted	2,570,000	0.06
Expired	(3,760,000)	0.16
Outstanding, end of period	14,860,000	0.09
Exercisable, end of period	14,860,000	0.09

The following table summarizes information about stock options outstanding by expiry dates with exercise price in Canadian dollars:

		Number of Options Outstanding
Expiry Date	Exercise Price (CAD$)	September 30, 2018	December 31, 2017
September 19, 2018	0.16	-	3,760,000
June 25, 2019	0.10	2,815,000	2,815,000
December 31, 2019	0.05	1,000,000	1,000,000
March 26, 2020	0.05	200,000	200,000
July 16, 2020	0.13	2,380,000	2,380,000
April 14, 2021	0.065	2,995,000	2,995,000
June 23, 2022	0.095	2,900,000	2,900,000
September 20, 2023	0.06	2,570,000	-
		14,860,000	16,050,000

The Company applies the fair value method of accounting for stock options which requires highly subjective assumptions including expected price volatility. Changes in these assumptions can materially affect fair value estimate. The Company used the following assumptions in the Black-Scholes option pricing model: volatility 102% (85% - 2017), risk-free rate 1.32% (0.6% - 2017), 5-year life and 0% forfeiture rate as well as 0% expected dividend yield.

Share-based payment expenses were allocated as follow:

(In thousands of U.S.	Three months ended September 30,		Nine months ended September 30,
Dollars)	2018	2017	2018	2017
Consultants	$22	$-	$22	$55
Directors and officers	53	-	53	88
Employees	16	-	16	26
	$91	$-	$91	$169

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2018
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

9.	RELATED PARTY TRANSACTIONS

a)

Key management comprises directors and executive officers. In the event of a change of control, certain executive officers are entitled to termination benefits equal to the amount that would have been paid during the unexpired term of their employment agreement, and others to the equivalent of either one or two years’ salary. The Company has no post-employment benefits and other long-term employee benefits. Compensation awarded to key management was as follows:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of U.S. Dollars)	2018	2017	2018	2017
Salaries	$108	$110	$326	$322
Directors' fees	9	9	27	27
Share-based payments	53	-	53	114
	$170	$119	$406	$463

b)

Manex Resource Group (“Manex”) is a private company owned by the Company’s Corporate Secretary Mr. Lawrence Page. During the nine months ended September 30, 2018, the Company paid $93,344 (CAD $119,910) to Manex for its Vancouver office space and general office services. As of September 30, 2018, $13,147 (CAD $17,018) was payable to Manex.

c)

On June 13, 2018 and July 11, 2018, the CEO of the Company, Mr. Thomas Patton, advanced a CAD $300,000 and CAD $100,000 loan to the Company for its operating expenses. The loan is unsecured, bears an interest rate of 10% per annum due six months from the advancement date.

As of September 30, 2018, $100,000 (CAD $130,000) was repaid to Mr. Patton.

10.	SEGMENTED INFORMATION

The Company has one business segment, the exploration of mineral properties. As of September 30, 2018, all the Company’s significant non-current assets are located in the United States.

11.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENT RISKS

There has been no change in the Company’s approach to capital management, the financial instrument risks or management’s approach to those risks during the period ended September 30, 2018. Please see Note 1 for more details.

12.	SUBSEQUENT EVENT

Further to the purchase and sale agreement announced on September 17, 2018, the Company received $312,960 or half of the initial deposit on October 11, 2018. The proceeds of the water right sale will be recorded as a reduction in the carrying value of the mineral properties of the Company.

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